UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____June 13, 2004________________

Date

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Tel:  604-685-1870   Fax:  604-685-6550

TSX.H Trade Symbol:  ELN

OTCBB:  ELNOF

NEWS RELEASE

Vancouver, BC – May 16, 2005.  President, Chief Executive Officer, Harry Barr of Vancouver, British Columbia, a control person of El Nino Ventures Inc. (the “Company”) wishes to announce that he purchased an aggregate of 14,000 common shares of the Company on May 16, 2005 through the facilities of the TSX Venture Exchange.  7,000 common shares have been purchased at a price of $0.29, 5,000 common shares have been purchased at a price of $0.295 and 2,000 common shares have been purchased at a price of $0.30.

Mr. Barr now owns directly and indirectly an aggregate of 1,712,799 common shares which represents 30.3% of the Company’s issued and outstanding shares.

“Harry Barr”

Harry Barr

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

Commencement of Work Program

Halo Uranium Project – Bancroft, Ontario

May 10, 2005, Vancouver, BC:  Further to the announcement dated April 12, 2005, El Nino Ventures Inc. (TSX: ELN.H, OTCBB: ELNOF) is pleased to announce its first phase of work for the Halo Uranium property near Bancroft, Ontario.

The property is 4,794 acres and is the largest of eight properties El Nino has optioned in the region.  Based on evaluation of the known data, El Nino has decided to target the North West and Lake Zones on the Halo Property, estimated in 1957 to contain reserves of 472,000 tons, grading 0.112% U308 (not 43-101 compliant).  The original surface showing on the North West Zone was explored by bulldozed stripping and trenching.  In 1955 – 56 this zone was explored by 54 drill holes totaling 24,232 feet and by the No. 1 adit.  The original showing is a pegmatitic dyke, 36 feet in exposed width, in contact with a quartzo-feldspathic gneiss striking N55W and dipping vertically.  The dyke is a pyroxene-rich granite pegmatite with accessory pyrite, molybdenite and uraninite.  El Nino has relocated the original surface showing and initiated an exploration program consisting of backhoe surface stripping, geological mapping, scintillometer surveying and sampling to reestablish the surface dimension of the Zone.

Other zones on the Halo Property, namely the South Zone (four showings and 23 drill holes totaling 9,441 feet, with intersections ranging from 0.05% - 0.75% U308 over 1.5 – 5.4 feet), the Bald Mountain Zone (7 holes totaling 1,516 feet, including 0.25% U308 over 8.4 feet), and the Pyroxenite Zones (16 trenches over 800 feet and 15 drill holes totaling 2,355 feet and 500 feet with 12 holes totaling 2,709 feet, with 0.15% to 0.20% U308 over 1 – 3 feet), are also scheduled for evaluation.

About El Nino Ventures Inc.

El Nino is an exploration stage company whose ongoing two-part exploration strategy is first, the acquisition of molybdenum and uranium projects, and second, the acquisition of more advanced-stage mineral projects which have the potential of to generate early positive cash flow.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

CUSIP# 28335E-10-6

HARBURN
BRUTON
HARCOURT
HERSCHEL
MONTEAGLE
DUDLEY
DUNGANNON
CARDIFF (NORTH PT)
Bancroft
Wilberforce
1
2
Monck Road
A
D
121
3
FARADAY
Cheddar
CARDIFF (CENTRE PT)
B
Tory Hill
MONMOUTH
5
C
4
GLAMORGAN
CARDIFF (SOUTH PT)
28
CHANDOS
Staked Claim Groups
1. Silver Crater - Baumhour
- Campbell
2. Halo
3. Empire B
4. Amalgamated Rare Earth #2
5. Canadian All Metals
0
6
kilometres
Past Producers
A. Faraday (Madawaska)
B. Bicroft
C. Canadian Dyno
D. Greyhawk

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

EL NINO VENTURES INC.

2303 West 41st Avenue

Vancouver, B.C. V6M 2A3

Telephone: (604) 685-1870  Facsimile: (604) 685-6550

TSX.H Trade Symbol: ELN

OTCBB:  ELNOF

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC May 4, 2005.  El Nino Ventures Inc. (the “Company”) announces a non-brokered private placement of up to 125,000 flow-through units at a purchase price of $0.40 per unit for gross proceeds of up to $50,000.  Each unit will consist of one flow-through common share in the capital of the Company and one half of one non-transferable non-flow-through share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Shares”) of the Company for a period of twelve (12) months at a purchase price of $0.50 per Warrant Share.

The proceeds of the private placement will be used for exploration on the Company’s projects.

A finder fee of 7% may be paid in cash or shares.

It is anticipated that certain insiders of the Company will participate in the private placement.

The foregoing is subject to regulatory approval.

On behalf of the Board of Directors

“Harry Barr”

Harry Barr, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 10, 2005

Item 3: Press Release

A Press release dated and issued May 10, 2005 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino announces commencement of work program on the Halo Uranium Project, Bancroft, Ontario.

Item 5: Full Description of Material Change

May 10, 2005, Vancouver, BC:  Further to the announcement dated April 12, 2005, El Nino Ventures Inc. (TSX: ELN.H, OTCBB: ELNOF) is pleased to announce its first phase of work for the Halo Uranium property near Bancroft, Ontario.

The property is 4,794 acres and is the largest of eight properties El Nino has optioned in the region.  Based on evaluation of the known data, El Nino has decided to target the North West and Lake Zones on the Halo Property, estimated in 1957 to contain reserves of 472,000 tons, grading 0.112% U308 (not 43-101 compliant).  The original surface showing on the North West Zone was explored by bulldozed stripping and trenching.  In 1955 – 56 this zone was explored by 54 drill holes totaling 24,232 feet and by the No. 1 adit.  The original showing is a pegmatitic dyke, 36 feet in exposed width, in contact with a quartzo-feldspathic gneiss striking N55W and dipping vertically.  The dyke is a pyroxene-rich granite pegmatite with accessory pyrite, molybdenite and uraninite.  El Nino has relocated the original surface showing and initiated an exploration program consisting of backhoe surface stripping, geological mapping, scintillometer surveying and sampling to reestablish the surface dimension of the Zone.

Other zones on the Halo Property, namely the South Zone (four showings and 23 drill holes totaling 9,441 feet, with intersections ranging from 0.05% - 0.75% U308 over 1.5 – 5.4 feet), the Bald Mountain Zone (7 holes totaling 1,516 feet, including 0.25% U308 over 8.4 feet), and the Pyroxenite Zones (16 trenches over 800 feet and 15 drill holes totaling 2,355 feet and 500 feet with 12 holes totaling 2,709 feet, with 0.15% to 0.20% U308 over 1 – 3 feet), are also scheduled for evaluation.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

May 10, 2005___________________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 4, 2005

Item 3: Press Release

A Press release dated and issued May 4, 2005 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino announces a non-brokered flow-through private placement.

Item 5: Full Description of Material Change

Vancouver, BC May 4, 2005.  El Nino Ventures Inc. (the “Company”) announces a non-brokered private placement of up to 125,000 flow-through units at a purchase price of $0.40 per unit for gross proceeds of up to $50,000.  Each unit will consist of one flow-through common share in the capital of the Company and one half of one non-transferable non-flow-through share purchase warrant (the “Warrant”), each whole Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Shares”) of the Company for a period of twelve (12) months at a purchase price of $0.50 per Warrant Share.

The proceeds of the private placement will be used for exploration on the Company’s projects.

A finder fee of 7% may be paid in cash or shares.

It is anticipated that certain insiders of the Company will participate in the private placement.

The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

May 5, 2005___________________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting Issuer

1.

Name of reporting issuer:

El Nino Ventures Inc.

Selling security holder

2.

Name

Harry Barr

3.

Office and Position held in the reporting issuer

President and Director

4.

Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer.

N/A

5.

Number and class of securities of the reporting issuer you beneficially own:

448,261 common shares held directly, 1,264,538 common shares held indirectly; 275,000 share purchase warrants held directly, 965,000 share purchase warrants held indirectly; 79,500 stock options held directly, 79,500 stock options held indirectly.

Distribution

6.

Number and class of securities you propose to sell:

Up to 1,000,000 common shares

7.

Will you sell the securities privately or on an exchange or market?  If on an exchange or market, provide the name.

Securities will be sold on the facilities of the TSX Venture Exchange.

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate,

I certify that:

1.

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

2.

the information given in this form is true and complete.

DATE:  MAY 30, 2005

Harry Barr

“Harry Barr”

Signature

REPORT PURSUANT TO

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

AND NATIONAL INTRUMENT 62-103

1.

Name and Address of Offeror:

Harry Barr

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

2.

The designation and number of principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

The offeror acquired ownership of an aggregate of 14,000 common shares of the Company on May 16, 2005 through the facilities of the TSX Venture Exchange.  7,000 common shares have been purchased at a price of $0.29, 5,000 common shares have been purchased at a price of $0.295 and 2,000 common shares have been purchased at a price of $0.30.

3.

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

1,712,799 common shares are held directly and indirectly which represents 30.3% of the Company’s issued and outstanding shares.  The offeror currently holds an aggregate of 1,240,000 share purchase warrants which are held directly and indirectly.  On a diluted basis, the offeror would hold an aggregate of 2,952,799 common shares of the Company.  Assuming the exercise of all share purchase warrants outstanding, the offeror’s common share holdings would then represent 38.5% of the Company’s issued and outstanding shares.

1.

The designation and number or principal amount of securities and the percentage or outstanding securities of the class of securities referred to in paragraph 3 over which:

a)

the offeror, either alone or together with any joint actors, has ownership and control:

See paragraph 3 above.

b)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offer or any joint actor:

N/A

c)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

5.

The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The shares were purchased through the facilities of the TSX Venture Exchange.

6.

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The shares were purchased for investment purposes.  The offeror may acquire additional common shares in the future.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

8.

The names of any joint actors in connection with the required disclosure:

N/A

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The nature and value of the consideration paid for the units was a total cash amount of $4,105.

10.

If applicable, description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

N/A

Dated:

May 16, 2005

“Harry Barr”

_______________________________

Harry Barr

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting Issuer

1.

Name of reporting issuer:

El Nino Ventures Inc.

Selling security holder

2.

Name

Harry Barr

3.

Office and Position held in the reporting issuer

President and Director

4.

Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer.

N/A

5.

Number and class of securities of the reporting issuer you beneficially own:

434,261 common shares held directly, 1,264,538 common shares held indirectly; 275,000 share purchase warrants held directly, 965,000 share purchase warrants held indirectly; 79,500 stock options held directly, 79,500 stock options held indirectly.

Distribution

6.

Number and class of securities you propose to sell:

Up to 1,000,000 common shares

7.

Will you sell the securities privately or on an exchange or market?  If on an exchange or market, provide the name.

Securities will be sold on the facilities of the TSX Venture Exchange.

Warning:

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate,

I certify that:

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

the information given in this form is true and complete.

DATE:  MAY 5, 2005

Harry Barr

“Harry Barr”

Signature

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